               File No. 70-9673



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



AMENDMENT NO. 1

TO

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




NATIONAL GRID USA SERVICE COMPANY, INC.,
 FORMERLY, NEW ENGLAND POWER SERVICE COMPANY

(Names of company filing this statement)


25 Research Drive
Westborough, Massachusetts 01582

(Address of principal executive offices)



THE NATIONAL GRID GROUP PLC

(Name of top registered holding company parent of applicant)






John G. Cochrane     Kirk L. Ramsauer
Vice President and Treasurer     Deputy General Counsel
National Grid USA     National Grid USA
25 Research Drive     25 Research Drive
Westborough, Massachusetts 01582     Westborough, Massachusetts 01582

(Names and addresses of agents for service)

Form U-1 Application/Declaration filed under the Public Utility Holding Company Act of 1935, File No. 70-9673, is hereby amended as follows:

(1) Item 1, Description of Proposed Transactions, is amended to read, in its entirety, as follows:

"National Grid USA Service Company, Inc., (formerly, New England Power Service Company, hereafter referred to as the Service Company) is a direct wholly-owned subsidiary of National Grid USA (Grid) and an indirect wholly-owned subsidiary of The National Grid Group plc (NGG), a registered public utility holding company. It has contracted with the Grid companies to provide, at cost, such administrative, engineering, construction, legal, and financial services as the companies request.

     In accordance with the Commission's Order dated December 21, 1979, (Release No. 35-21354) in File No. 70-6353, the Service Company includes in its service charges to customers a rate of return on equity capital (excluding retained earnings and accumulated other comprehensive income) equal to the authorized rate of return on common equity for its affiliate, the New England Power Company. Under this formula, the Service Company currently uses an equity rate of return of 11.25.

     The Service Company now proposes (a) to restructure its capitalization to reduce its equity capital and (b) to change the formula for its return on equity. The Service Company is also filing in File No. 70-9089 an amendment to that Application/Declaration relating to existing short-term borrowing authority to reflect, in part, the effects of this equity restructuring.

     As of December 31, 1999, the capitalization of the Service Company consisted of $75 common stock, $16.3 million of miscellaneous paid-in capital, $1.8 million of retained earnings, and $10.9 million of accumulated other comprehensive income, net. (The Service Company also had $5.3 million in short-term debt at the close of the year.) The Service Company does not calculate an equity return allowance on the accumulated other comprehensive income, which represents unrealized appreciation on its supplemental retirement/deferred compensation plan trust fund recorded in accordance with Statement of Financial Accounting Standards No. 130. It is the Service Company's practice to pay its retained earnings out in dividends to its parent shortly after year end. The Service Company proposes to reduce its common stock and paid-in capital from a total of $16.3 million as stated above to $5 million by means of a distributive dividend to the Grid from paid-in capital.

     The results of this recapitalization (assuming no increase in total capitalization) would be as follows:

          Before          After

Miscellaneous paid-in capital     $16.3 million     $5.0 million
Retained Earnings     $1.8 million     $1.8 million
Accumulated Other Comprehensive Income     $10.9 million     $10.9 million
New Debt          $11.3 million

     The Service Company further proposes that it continue to be allowed to include in its service charges to customers (1) the actual interest on funds borrowed and (2) as reasonable compensation for its equity capitalization, a return on the book value of its equity (excluding retained earnings and accumulated other comprehensive income, net). However, the Service Company proposes that following the reduction in capital, its rate of return on equity capital will be fixed at 10.5%, the allowed rate of return stipulated in the most recent negotiated rate settlement for its affiliate, The Narragansett Electric Company. The Narragansett Electric Company return on equity is specified because the Service Company's other retail public utility affiliates do not have specified rates of return approved in their rates. The Narragansett Electric Company is the second largest retail public utility affiliate of the Service Company; the 10.5% rate of return on equity requested by this filing is consistent with returns on equity of other electric utilities. The authorization being sought here for both the level of equity to be included in the Service Company and the return on equity to be charged on such equity will remain in effect through December 31, 2004.

     As a result of this recapitalization, assuming debt is carried at the end of month prime rate at FleetBoston minus one percentage point, there will be a reduction in the Service Company's charges. That reduction is calculated as follows, assuming the same total level of capital and debt outstanding:

          Current     Proposed

Return on Equity
     $16.3 million @ 11.25%      $1.8m
     $ 5.0 million @ 10.50%           $ .5m
     Gross up for taxes       1.3m        .4m

Interest on new debt
     $11.3 million @ 8.00%              .9m

Total       $3.1m      $1.8m

Reduction in charges           $1.3m

     On May 1, 2000, EUA Service Corporation will merge into the Service Company. The merger will not affect the proposed new capital structure of the Service Company.

     The recapitalization proposed in this filing will be completed on or before the thirtieth (30th) day following receipt of the Commission Orders granting the authority requested in this file and in File No. 70-9089."


Item 6, Exhibits and Financial Statements, is amended by adding the following:

(b)     Financial Statements

      1aBalance Sheet of the Service Company as of December 31, 1999, actual.

      1bStatement of Income and Retained Earnings of the Service Company for the twelve months ended December 31, 1999, actual.

      2aBalance Sheet of NGG and Subsidiaries Consolidated as of March 31,
2000.

The proposed transaction will have no material effect on the Balance Sheets of NGG and Subsidiaries Consolidated; pro forma statements are therefore omitted.

      2bStatement of Income and Retained Earnings of NGG and Subsidiaries Consolidated for the twelve months ended March 31, 2000.

The proposed transaction will have no material effect on the Income and Retained Earnings of NGG and Subsidiaries Consolidated; pro forma statements are therefore omitted.

     Since the date of the Balance Sheets, there have been no material changes which were not in the ordinary course of business.

      SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by such company.

                       NATIONAL GRID USA SERVICE COMPANY, INC.



             s/ Cheryl A. LaFleur
          By
             Cheryl A. LaFleur, Vice President




DATE:  June 22, 2000